January 8, 2008

VIA ELECTRONIC TRANSMISSION

Ms. Kathleen Collins

Accounting Branch Chief

U.S. Securities and Exchange Commission

Washington, D.C. 20549

RE:	EMC Corporation

Form 10-K for the Fiscal Year Ended December 31, 2006

Filed February 27, 2007

File no. 1-09853

Dear Ms. Collins:

In connection with our telephone conversation on December 4, 2007, we are providing the following responses to the questions raised by staff members (the “Staff”) of the Securities and Exchange Commission (the “Commission”). To assist you in your review, we have provided the questions you submitted to Mr. Link and then the Company’s responses.

1. Comment: Describe your methodology for establishing VSOE for storage-related software.

Response: For our storage-related software products, we capture the actual sales prices and measure the discounts provided to our customers as a percentage of the maintenance list price. We then compute the weighted average of all the discounts across the population of all of our storage-related software maintenance renewals for the preceding four quarters. The average discount rate is applied to the list price of the maintenance to determine our VSOE value.

2. Comment: Describe how this methodology establishes VSOE of fair value of maintenance contracts.

Response: We believe our methodology conforms to the requirements of SOP 97-2. Paragraph 10 of SOP 97-2 states that VSOE is “the price charged when the same element is sold separately.” SOP 97-2 does not provide any specific guidance as to how a company should estimate fair value beyond the fact that it is vendor specific and it is based on the value when elements are sold separately. We believe that the authors of 97-2 intentionally left to management the discretion to determine the manner and method in which to establish VSOE based on the facts and circumstances particular to each company. We believe the intent was to estimate fair value in order to defer an amount that is the best estimate of the fair value of the undelivered element. SOP 97-2 does not specify any particular parameters for the level of clustering needed to meet this definition. We acknowledge that some in the industry have moved toward the concept of clustering of data points in recent years, and as we have acquired or developed new product lines, we have adapted our VSOE policies for those products to reflect that trend. However, absent a significant change in our storage-related business, we believe the consistent application of our policy, which we believe meets the spirit of SOP 97-2, was important for the consistency and comparability of our financial statements. We have continued to monitor the VSOE value from period to period, and as noted in our prior response letter, that value has been relatively consistent from quarter to quarter.

Additionally, we have compared the results of our storage-related VSOE methodology to the results of our backup VSOE rates in order to assess the reasonableness of our estimate. We compared the VSOE value as a percentage of net license price used for our storage-related software to the VSOE value as a percentage of net license price used for our backup software as validation for our estimate of fair value for our storage-related software, as shown in the table included with Comment 4 below. As previously discussed with the Staff, the VSOE value for the backup software does exhibit clustering (i.e. 80% of the data points are within +/-20% of each other). We believe that the maintenance element for our backup software is sufficiently similar to maintenance of our storage-related software to make this a valid comparison. In particular, the maintenance offerings for both products are similar, the products are sold within the same reporting segment within the Company, both products are sold to the same customers, both are deployed in an organization’s data center, both categories are comprised primarily of mature products and the economic terms of the licenses are similar. As a result, we believe the VSOE value on our backup software provides a relevant validation to our estimate of fair value of the maintenance element for our storage-related software.

We believe that our methodology was derived in the spirit and form set forth originally in SOP 97-2, that it has been applied consistently since adoption, that the amounts resulting from the application of this methodology have been consistent over a period of time and that it is further validated by a relevant comparison to another similar product which does exhibit clustering. As a result, we believe the values used for our VSOE of maintenance on our storage-related software products to be an appropriate estimate of the fair value of that element. Based on the above, we believe we have sufficiently established fair value for maintenance of our storage-related software in accordance with SOP 97-2.

We supplementally advise the Staff that after considering the Staff’s commentary, we are in the process of revising our maintenance pricing structure for our storage-related software to provide pricing by customer type (i.e. enterprise accounts, medium business and small business). We will evaluate each of these groupings/strata separately, which will result in each having a tighter clustering of the range of discounts/VSOE. We will then develop VSOE rates for each customer type. We expect that these VSOE rates, on average, will be consistent with our historical VSOE rates.

3. Comment: If you analogize to any other literature, describe the literature and why it is appropriate to analogize to this literature.

Response: Our conclusions are based on SOP 97-2 and the related TPAs. TPA 5100.68 provides that VSOE of maintenance for perpetual licenses may generally not be used in determining the VSOE of maintenance when offered in a multiple-year term license. The TPA also notes, however, that “the VSOE for a perpetual license can be used when the term of the multi-year time-based software arrangement is substantially the same as the estimated economic life of the software product and related enhancements that occur during that term; and the fees charged for the perpetual (including fees from the assumed renewal of PCS for the estimated economic life of the software) and multi-year time-based licenses are substantially the same.” We believe this supports our use of a comparison of VSOE for a similar product to validate the VSOE rate for storage-related maintenance, where the comparison is relevant.

4. Comment: Provide a comparison of VSOE for storage-related software to back-up software by quarter for 2004, 2005 and 2006. If any amounts differ materially, explain why it is appropriate to use back-up software as VSOE.

Response: As noted previously, we have considered the VSOE value of a comparable product to be a validation of our estimate of fair value of storage maintenance and not as a direct measure of VSOE. We believe the use of VSOE values for comparable products are appropriate and within the principles and concepts of VSOE. SOP 97-2 incorporated the use of the VSOE concept to ensure that companies would allocate revenue to elements of an arrangement using fair value that was specific to the company. The AcSEC in its deliberations did consider the use of evidence of fair value from comparable companies or industry benchmarks. However, the AcSEC believed that the products and processes between companies might not be sufficiently similar to use in its assessment of fair value. We believe the standard provides the latitude to use comparable software within a company to help estimate VSOE. Paragraph .100 of 97-2 states, “AcSEC considered allowing the use of surrogate prices such as competitor prices for similar products or industry averages to determine fair value. However, the AcSEC believes that inherent differences exist between elements offered by different vendors. These inherent differences led AcSEC to conclude that only vendor-specific evidence of fair value can be considered sufficiently objective to allow the allocation of the revenue to the various elements of the arrangement.” We believe that the AcSEC did not require evidence of fair value to be product specific within a company since the distinction between products within a company is often difficult to make due to the similarity of products and offerings within a company. We believe that AcSEC intentionally left this as a matter of judgment for management to evaluate. As a result, we believe that companies commonly make judgments related to whether products are sufficiently similar such that the VSOE from one product can be used for another product. This judgment is the case for even the same product. For example, software companies are always updating and upgrading their products. It is common practice to determine the VSOE rate of maintenance for the upgraded product involving the renewal data on previous versions of the existing product.

Our VSOE for storage-related software compared to back-up related software by quarter for 2006, as calculated as the maintenance price as a percentage of the original net license price, was as follows:

Quarter	Storage-Related Software	Back-up Related Software
Q1 06	19%	25%
Q2 06	22%	23%
Q3 06	21%	23%
Q4 06	23%	21%
Calendar 2006	22%	23%

Since the storage-related software and the back-up software are similar products in the same segment and the data for backup software clusters within a reasonable range, we believe that this analysis provides additional validation to our estimate of fair value for storage-related software maintenance and supports our conclusion regarding VSOE for our storage-related maintenance.

In 2004 and 2005, our pricing for back-up maintenance differed from storage maintenance. Consequently, we have only provided the data for 2006 as the prior years would not be meaningful. We believe the 2006 data validates the similarity of the rates which demonstrates that our storage-related maintenance is at fair value.

5. Comment: Provide PwC’s thoughts on the application of their guidance in their monograph section 3.10 or other training material.

Response: Both management and PwC considered the guidance provided in section 3.10. Section 3.10 of the PwC guide was included as broad guidance for developing VSOE. It was not intended to be a bright line or definitive methodology, but guidance on how management may consider demonstrating VSOE. As with any estimate and policy decision, management must consider all facts and circumstances, including the nature of the product, how it is sold, the nature of the customers and maturity or stability of the product. Management believes that many facets of the application of SOP 97-2 were and remain a matter of company policy and judgment, and in this case, we believe our policy and practices reflect the economic substance of the related underlying transactions.

As noted in response to Comment 1 above, management developed its method of estimating fair value for this maintenance element originally with the adoption of SOP 97-2, believes it is based on VSOE, and has applied that methodology consistently since this time. We believe that this estimate is validated by the consistent VSOE value which has resulted over a period of time, as well as a comparison to the fair value of a similar maintenance element. Consequently, management neither changed this policy when the PwC Monograph was issued, nor did PwC object to management’s consistent application of its policy.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions on the above, please do not hesitate to contact me at (508) 293-6541.

Sincerely,

/s/ Mark A. Link
Mark A. Link
Senior Vice President and
Chief Accounting Officer